SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2
                           ---------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Pico Products, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    719884108
                                 (CUSIP number)


                           William L. Walton, Chairman
                          Allied Capital Advisers, Inc.
                          1666 K Street, NW, 9th Floor
                              Washington, DC 20006
                                 (202) 331-1112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 12, 1997
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the
            subject of this Schedule 13D, and is filing this schedule
                                   because of
              Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                       13D
                               CUSIP No. 719884108
1         Name(s) of reporting person(s)                       Allied Capital Corporation
          SS or IRS identification number(s)  of person(s)     53-0245085

2         Check the appropriate box if a member of a group     (a) [   ]
          (see instructions)                                   (b) [X]

3         SEC USE ONLY

4         Source of funds (see instructions)                   WC, OO
5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 Maryland

          Number of shares beneficially owned by each reporting person with:
7         Sole voting power                                    367,701

8         Shared voting power                                  0

9         Sole dispositive power                               367,701

10        Shared dispositive power                             0

11        Aggregate amount beneficially owned by each          1,954,754
          reporting person

12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares (see instructions)

13        Percent of class represented by amount in row 11     31.1%

14        Type of reporting person                             CO, IV
          (see instructions)

                                       13D
                               CUSIP No. 719884108
1         Name(s) of reporting person(s)                       Allied Investment Corporation
          SS or IRS identification number(s)  of person(s)     52-1081051

2         Check the appropriate box if a member of a group     (a) [   ]
          (see instructions)                                   (b) [X]

3         SEC USE ONLY

4         Source of funds (see instructions)                   WC, OO
5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 Maryland

          Number of shares beneficially owned by each reporting person with:
7         Sole voting power                                    805,152

8         Shared voting power                                  0

9         Sole dispositive power                               805,152

10        Shared dispositive power                             0

11        Aggregate amount beneficially owned by each          1,954,754
          reporting person

12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares (see instructions)

13        Percent of class represented by amount in row 11     31.1%

14        Type of reporting person                             CO, IV
          (see instructions)

                                       13D
                               CUSIP No. 719884108
1         Name(s) of reporting person(s)                       Allied Capital Corporation II
          SS or IRS identification number(s)  of person(s)     52-1628801

2         Check the appropriate box if a member of a group     (a) [   ]
          (see instructions)                                   (b) [X]

3         SEC USE ONLY

4         Source of funds (see instructions)                   WC
5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 Maryland

          Number of shares beneficially owned by each reporting person with:
7         Sole voting power                                    555,900

8         Shared voting power                                  0

9         Sole dispositive power                               555,900

10        Shared dispositive power                             0

11        Aggregate amount beneficially owned by each          1,954,754
          reporting person

12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares (see instructions)

13        Percent of class represented by amount in row 11     31.1%

14        Type of reporting person                             CO, IV
          (see instructions)


                                       13D
                               CUSIP No. 719884108
1         Name(s) of reporting person(s)                       Allied Investment Corporation II
          SS or IRS identification number(s)  of person(s)     52-1680801

2         Check the appropriate box if a member of a group     (a) [   ]
          (see instructions)                                   (b) [X]

3         SEC USE ONLY

4         Source of funds (see instructions)                   WC
5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 Maryland

          Number of shares beneficially owned by each reporting person with:
7         Sole voting power                                    226,001

8         Shared voting power                                  0

9         Sole dispositive power                               226,001

10        Shared dispositive power                             0

11        Aggregate amount beneficially owned by each          1,954,754
          reporting person

12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares (see instructions)

13        Percent of class represented by amount in row 11     31.1%

14        Type of reporting person                             CO, IV
          (see instructions)


Item 1. Security and Issuer.
               This statement relates to the Common Stock of Pico Products, Inc., a New York corporation (the "Issuer"). The Issuer's executive offices are located at 12500 Foothill Boulevard, Lakeview Terrace, California 91342.

Item 2. Identity and Background.
               Each of Allied Capital Corporation ("ACC"), Allied Investment Corporation ("AIC"), Allied Capital Corporation II ("ACCII") and Allied Investment Corporation II, ("AICII") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). ACC, AIC, ACCII and AICII are collectively referred to herein as the "Funds". ACC and ACCII have each elected to be regulated as a business development company under the 1940 Act. AIC and AICII are wholly-owned subsidiaries of ACC and ACCII, respectively. Each of the Funds is organized as a Maryland corporation and has its principal place of business located at Allied Capital Advisers, Inc. ("Advisers"), at 1666 K Street, NW, 9th Floor, Washington, DC 20006.
               Advisers serves as investment adviser to each of the Funds.

               During the last five years, neither any of the Funds, Advisers, nor any of their respective executive officers or directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

               ACC, AIC, ACCII (collectively, the "Purchasers") acquired debentures and warrants of the Issuer pursuant to the terms of an Investment Agreement dated September 12, 1997, by and among the Purchasers, the Issuer and certain affiliates of the Issuer (the "Investment Agreement"). In consideration of the investment in the aggregate amount of $985,000, the Issuer issued debentures in the aggregate principal amount of $985,000, together with warrants to purchase in the aggregate up to 860,441 shares of Common Stock of the Issuer. Each Purchaser invested monies available from its working capital cash position of its portfolio.

               Pursuant to a Stock Purchase Agreement by and among the Purchasers and The Sinkler Corporation dated September 12, 1997 (the "Stock Purchase Agreement"), the Purchasers sold to The Sinkler Corporation 35,000 shares of the Issuer's Common Stock for an aggregate consideration of $10,000.

               Although no Funds borrowed funds specifically to finance this particular transaction, for the general purpose of financing investments, ACC and AIC (i) maintain a revolving line of credit with a bank in the principal amount of $10,000,000, (ii) have issued and sold senior notes to an insurance company in the aggregate principal amount of $20,000,000, (iii) have issued and sold subordinated debentures to the Small Business Administration in the aggregate principal amount of $41,350,000, and (iv) maintain available credit from the Overseas Private Investment Corporation in the principal amount of $20,000,000. ACCII maintains a revolving line of credit with a bank in the principal amount of $25,000,000.


Item 4. Purpose of Transaction.

               Each Purchaser acquired the securities of the Issuer in the ordinary course of its business seeking to achieve its investment objectives and in accordance with its investment policies and restrictions, as determined by Advisers. No Fund has any plan or proposal which relates to or would result in any action described in (a) through (j) of this item 4.

Item 5. Interest in Securities of the Issuer.

               (a) In the aggregate, the Funds have the right to acquire up to 1,954,754 shares (31.1%) of the Common Stock of the Issuer. Each Fund is deemed to beneficially own all of the securities.

               (b) Upon exercise of the warrants, (i) ACC would have sole power to vote, and sole power to dispose of, 367,701 shares, (ii) AIC would have sole power to vote, and sole power to dispose of, 805,152 shares, (iii) ACCII would have sole power to vote, and sole power to dispose of, 555,900 shares, and (iv) AICII would have sole power to vote, and sole power to dispose of, 226,001 shares.

               (c) On September 12, 1997, the Purchasers acquired from the Issuer for an aggregate consideration of $985,000, debentures in the aggregate principal amount of $985,000 together with warrants to purchase in the aggregate up to 860,441 shares of Common Stock of the Issuer.

               On September 12, 1997, the Purchasers sold to The Sinkler Corporation 35,000 shares of the Issuer's Common Stock for an aggregate consideration of $10,000.

               (d)  Not applicable.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The Securities and Exchange Commission has granted certain exemptive orders under the 1940 Act (the "Exemptive Orders") to the Funds, permitting co-investments-investments in accordance with the conditions stated therein.

               The terms of this particular investment as well as the terms of the sale of Common Stock are fully described in the Investment Agreement and Stock Purchase Agreement, respectively, referred to herein at Item 3.

Item 7. Material to be Filed as Exhibits.

               A. SEC Investment Company Act Release No. IC-13330, dated June 15, 1983, is hereby incorporated by reference to SEC File No. 812-5528.

               B. SEC Investment Company Act Release No. IC-17155, dated September 26, 1989, is hereby incorporated by reference to SEC File No. 812-7274.

               C. SEC Investment Company Act Release No. IC-16468, dated July 5, 1988, is hereby incorporated by reference to SEC File No. 812-6922.

               D.     SEC Investment Company Act Release No. IC-17492, dated
               May 16, 1990, is hereby incorporated by reference to SEC File No. 812-7434.

                                   Signatures

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.


Dated:  October 15, 1997


                               ALLIED CAPITAL CORPORATION


                               By: /s/William L. Walton
                               ------------------------
                                      William L. Walton
                                      President and Chief Executive Officer


                               ALLIED INVESTMENT CORPORATION


                                By: /s/William L. Walton
                               ------------------------
                                       William L. Walton
                                       President and Chief Executive Officer


                               ALLIED CAPITAL CORPORATION II


                                By: /s/William L. Walton
                               ------------------------
                                        William L. Walton
                                        President and Chief Executive Officer


                               ALLIED INVESTMENT CORPORATION II


                                By: /s/William L. Walton
                               ------------------------
                                         William L. Walton
                                         President and Chief Executive Officer